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                          October 17, 2022

       Kim Southworth
       Chief Executive Officer
       Cyber Enviro-Tech, Inc.
       6991 E. Camelback Road, Suite D-300
       Scottsdale, Arizona 85234

                                                        Re: Cyber Enviro-Tech,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2022
                                                            File No. 333-267560

       Dear Kim Southworth:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed September 22, 2022

       General

   1.                                                   We note you have
experienced some supply chain issues. Please provide more
                                                        information on how your
business segments, products, lines of service, projects, or
                                                        operations are
materially impacted by supply chain disruptions. For example, discuss whether you have to
expect to:
                                                            suspend the
production, purchase, sale or maintenance of certain items;
                                                            experience labor
shortages that impact your business;
                                                            experience
cybersecurity attacks in your supply chain;
                                                            experience higher
costs due to constrained capacity or increased commodity prices or challenges sourcing
materials; or
                                                            experience surges
or declines in consumer demand for which you are unable to
 Kim Southworth
FirstName LastNameKim
Cyber Enviro-Tech, Inc. Southworth
Comapany
October 17,NameCyber
            2022       Enviro-Tech, Inc.
October
Page 2 17, 2022 Page 2
FirstName LastName
              adequately adjust your supply.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
2. We note that your common stock is quoted on the OTC Pink tier and that the selling stockholders may sell their shares at prevailing market prices. Please note that the OTC
         Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board,
         OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.
3. Please provide prominent disclosure of Mr. Southworth's involvement with other companies that have reporting obligations under the federal securities laws. This includes, without limitation, Gold Standard Mining Corp Co. (CIK 0001705445). For Gold
         Standard, please explain why the company ceased filing the reports it is required to file pursuant to its reporting obligations under Section 15 of the Securities Exchange Act of
         1934 while Mr. Southworth served as CEO.
4. Please explain why you have not established an escrow account to hold the proceeds that you have received from reaching the offering's minimum.
Prospectus Summary, page 3

5. We note that you will be outsourcing the production of your water filtration systems.
         Please disclose whether you have entered into any outsourcing agreements with third-
         parties, and if you have, please revise to disclose the material terms of these agreements.
         Please refer to Item 601(b)(10) of Regulation S-K and file these agreements as exhibits or advise.
Risk Factors, page 9

6. Please revise your disclosure to include a risk factor related to the risks posed by the self-
         underwritten nature of your primary offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as proving input as to the offering price.
Management, page 38

7. Please provide the information required by Item 401 of Regulation S-K, including a brief description of the business experience during the past five years of each executive officer and director.
 Kim Southworth
Cyber Enviro-Tech, Inc.
October 17, 2022
Page 3
Recent Sales of Unregistered Securities, page II-2

8. Please revise to indicate the section of the Securities Act or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
Exhibits

9. We note you have "acquired the oil & gas mineral rights to the Alvey Oil Field," To the extent material, please file any relevant contracts or agreements as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameKim Southworth                              Sincerely,
Comapany NameCyber Enviro-Tech, Inc.
                                                              Division of
Corporation Finance
October 17, 2022 Page 3                                       Office of
Manufacturing
FirstName LastName